Exhibit 12.1

TransUnion Corp.

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(dollars in millions)	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before tax	$67.1	$83.0	$205.7	$209.9	$289.1
Less income of noncontrolling interests	(8.0)	(8.3)	(8.1)	(9.2)	(7.5)
Less income from equity investees	(11.4)	(8.4)	(5.3)	(6.6)	(2.4)
Plus fixed charges	128.6	93.1	4.3	0.9	1.2
Plus amortization of capitalized interest	0.3	–	–	–	–
Dividends from equity method investees	8.0	4.9	4.1	4.4	3.2
Less interest capitalized	(0.6)	(0.3)	–	–	–

Total earnings	$184.0	$164.0	$200.7	$199.4	$283.6

Fixed Charges:
Interest expense	$126.4	$90.1	$4.0	$0.9	$1.2
Interest capitalized	0.6	0.3	–	–	–
Amortized loan costs not recorded as interest expense	1.6	2.7	0.3	–	–
Estimate of interest expense within rental expense	–	–	–	–	–

Total fixed charges	$128.6	$93.1	$4.3	$0.9	$1.2

Ratio of earnings to fixed charges	1.4	1.8	46.7	221.6	236.3

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